

Kaplan & Frank, PLC
Attorneys at Law
www.kaplanfrank.com

T. Rhys James | Direct Dial: 804.525.1780 | Fax; 804.525.1880 | rjames@kaplanfrank.com

September 26, 2011

Received SEC

SEP 27 2011

Washington, DC 20549

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 23, 2011
File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated September 20, 2011 (the "Comment Letter") with respect to the Company's Amendment No. 1 to Offering Statement on Form 1-A, filed with the Commission on September 1, 2011 ("Amendment No. 1"). Enclosed herewith for filing, please find seven copies of Amendment No. 2 to the Offering Statement ("Amendment No. 2"), which includes changes to reflect responses to the Staff's comments to Amendment No. 1. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 2, each marked to show changes against Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 2.

7 East 2nd Street, Richmond, VA 23224 | P.O. Box 2470, Richmond, VA 23218
Telephone: 804.423.7921 | Facsimile: 804.230.0024

General

1. We note your statement that "We expect that residents will pay our fees from their personal assets and retirement funds...which are generally subject to investment and economic risk." Advise us how the company evaluates the ability of your target demographic to make their required payments to the company for its planned services.

Response to Comment No. 1

In response to the Staff's comment, the Company has included additional disclosure regarding Health Care Group's admissions process for residents of ActivCare® programs on p. 34 of Amendment No. 2. Health Care Group will manage the Company's ActivCare at Bressi Ranch facility and intends to use these admissions procedures for prospective residents of the same. Health Care Group has not in the past and does not expect to request financial information from prospective residents or underwrite their ability to pay for the care to be provided at ActivCare at Bressi Ranch.

The Company believes that because Health Care Group has indicated to the Company that the payment default rate at ActivCare® programs since their inception in 1990 has been less than one-half of one percent. In addition, the prospective resident's decision maker is required to guaranty payment of the prospective resident's fees for care.

Part I

Item 5.

2. Please revise to briefly indicate the exemption which will be relied upon by the company to issue securities to the limited partners of RAC Bressi and the members of Bressi Development.

Response to Comment No. 2

In response to the Staff's comment, please see the Company's revised disclosure in Item 5 of Part I of Amendment No. 2.

Offering Circular

Cover page

3. Please revise to briefly address in more detail the transfer restrictions on the Offered Units.

Response to Comment No. 3

In response to the Staff's comment, please see the Company's revised disclosure on pg. 1 of Amendment No. 2.

Who May Invest

4.   Please revise your disclosure to incorporate your response to prior comment 13 from our letter dated August 10, 2011. Additionally, expand the disclosure to address in more detail the conditions when the consent to transfer may be withheld by the Income Property Group.

Response to Comment No. 4

In response to the Staff's comment, please see the Company's revised disclosure on pg. 3 of Amendment No. 2.

Description of Our Business, page 29

5.   We reissue prior comment 37. With a view to disclosure, please advise us how you estimated that the construction of your facility is approximately 70% complete.

Response to Comment No. 5

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 30-31 of Amendment No. 2. As stated therein, the Company is estimating the completion percentage of ActivCare at Bressi Ranch in accordance with the percentage of construction costs paid to the Company's general contractor.

6.   We note your response to prior comment 38 and request additional information. On page 31 you state you "have projected that it will take between 18 and 24 months....to reach a stabilized occupancy rate, which, based on [y]our independent survey of local competitors, is approximately 91.25%." You later refer to a report prepared by "Valuation and Information Group, whose consent will be provided as an exhibit." Please provide us with a copy of this report and advise us whether the reference to "our independent survey" is to a separate analysis and, if so, briefly summarize the analysis. Also, please clarify the assumptions used by Valuation and Information Group in preparing its report, including any assumptions made about the rates charged, local economic conditions, and competition, and clarify management's current beliefs regarding those assumptions.

Response to Comment No. 6

In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 2. The Company has filed a copy of the Market Study prepared by Valuation and Information Group as Exhibit A to this letter.

Analysis at Stabilization, page 34

7.   We note your statement that "Health Care Group does not believe that any of these facilities are directly comparable to our facility and has not based its estimates on a direct comparison to any of its managed facilities." We also note in your response to prior comment 41 you state that you have relied on Health Care Group's "general experience" "in order to make [your] best estimate of the expenses" due in part to a lack of comparability between the

facilities currently operated under the ActivCare brand and yours. Please clarify how this general experience provides a basis for the projections contained in your document. Also, please advise us how the "lack of comparability" was factored into your projected occupancy levels and room and board rates, as well as the analysis conducted by Valuation and Information Group. Explain to us in detail why you believe that the projections provided, noted on pages 36 through 41, are appropriate in the Offering Circular. Please note that you must provide a reasonable basis for the included projections. For guidance in responding please consider Item 10(b)(1) of Regulation S-K.

Response to Comment No. 7

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 35-36 and p. 39 of Amendment No. 2.

As set forth therein, the Company believes that the general experience of Health Care Group in dealing with the staffing of ActivCare® facilities grants Health Care Group the knowledge of the number and type of staff necessary to provide the levels of care to be provided at ActivCare at Bressi Ranch, and also the market rates for the payment of such staff in southern California. As further stated in Amendment No. 2, for expenses other than staffing, Health Care Group has routinely received proposals from third party vendors for items such as food, insurance or other supplies, or the expenses are based on a known fixed rate (such as the management fee or taxes).

With respect to revenues, Health Care Group and the Company have relied upon the Market Study by Valuation and Information Group with respect to projecting occupancy and, with respect to setting rates, an analysis by Health Care Group's marketing staff of the rates charged by facilities which offer comparable services to ActivCare at Bressi Ranch in its primary target area. The Company believes that Health Care Group's assumptions regarding ActivCare at Bressi Ranch's rates or occupancy have, so far, proven to be not only reasonable but conservative because 24 of ActivCare at Bressi Ranch's beds have been pre-leased when (i) the Market Study projected only 12 beds to be pre-leased and (ii) Health Care Group's projections assumed only 7 beds to be pre-leased. Because projected occupancy and rates to be charged were not based on Health Care Group's experience, any comparability, or lack thereof, between ActivCare at Bressi Ranch and other ActivCare® facilities was not factored into projections of revenues.

Finally, with respect to the growth rate in EBITDA used in projecting investor cash flow and internal rate of return, as stated in Amendment No. 2, Health Care Group and the Company based its assumed growth rate (5% in the first year following stabilization and 2% thereafter) on Health Care Group's experience managing three other freestanding ActivCare® facilities in southern California over the last five full calendar years. During the 2006-2010 period the aggregate average growth rate of EBITDA at the three other freestanding ActivCare® facilities was 10.6%. Although Health Care Group based its assumed growth rate on this experience, it assumed a more conservative growth rate because of current economic conditions, which the Company believes is reasonable.

The Company believes that the projections included in Amendment No. 2 are appropriate because they have a reasonable basis in the historical experience of Health Care Group, the manager of ActivCare at Bressi Ranch, and the Market Study by Valuation and Information Group. Furthermore, the Company believes that Health Care Group's best estimate of ActivCare at Bressi Ranch's future performance is material information that should be provided to prospective investors.

8.   Advise us why you continue to include the page 34 statement that your projections are "based on Health Care Group's historical experience in operating other ActivCare programs."

Response to Comment No. 8

In response to the Staff's comment, the Company has revised its disclosure on pgs. 35-36. However, the Company has continued to include this statement because certain of the Company's projections are based on Health Care Group's historical experience in operating other ActivCare® programs.

9.   Please clarify the degree to which the other ActivCare facilities are dissimilar to yours in terms of size, location, and demographics or any other relevant factor which may cause your business and results to be dissimilar to those previously achieved at other ActivCare facilities. In this regard your attention is directed to prior comment 41.

Response to Comment No. 9

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 35-36 of Amendment No. 2, and the Company's response to Comment No. 7.

10.   Please revise your disclosure to address the sensitivity of your projections to meaningful changes in assumptions, such as a 10% decline in occupancy level, 10% decline in room and board rates, a 10% increase in operating expenses, and a 1% increase in interest rates. To assist investors in understanding your disclosure, please consider providing a table.

Response to Comment No. 10

In response to the Staff's comment, the Company has provided two sensitivity analysis tables on pgs. 45-46 of Amendment No. 2.

11.   We reissue prior comment 43. To the extent that including your projections is appropriate, it is unclear why you do not present the most directly comparable GAAP measures. Also, as "operating cash flow" is the metric being used to determine the funds distributable to your Class A Members, it appears that this metric, as defined, is more relevant. Please clarify why your projections use EBITDA instead of operating cash flow.

Response to Comment No. 11

As discussed with the staff on the phone, in its projections of investor cash flow and internal rate of return, the Company has used projected revenues, expenses and EBITDA as the initial

line items because they are the result of the Company's operating budget as presented on p. 37-38 of Amendment No. 2. The investor cash flow projection tables then lay out the projected operating cash flow of the Company resulting from projected EBITDA as a separate line item entitled "operating cash flow". Therefore, the Company believes that it is showing the operating cash flow as requested. The Company also believes that showing how EBITDA results in operating cash flow distributable to investors is important because it shows the link between ActivCare at Bressi Ranch's operating results and the investors' potential distributions.

12. We note that your marked copy of the Offering Circular contains tables on page 40 and 43 titled "ActivCare at Bressi Ranch – Intended Return of Capital from Financing Transactions" and "ActivCare at Bressi Ranch – No Return of Capital from Financing Transactions" while your unmarked copy of the Offering Circular does not contain the tables. Please revise or advise as appropriate.

Response to Comment No. 12

In the Company's review of the transmitted Amendment No. 1, it found that all investor cash flow tables intended to be included were included. The Company believes that the mark-up could have appeared to contain tables that were in the original filing which were not intended to be in Amendment No. 1.

As set forth below in the Company's response to Comment 13, the Company has further revised the tables in question. The Company requests that in the Staff's review of Amendment No. 2, the Staff look to the unmarked copy of Amendment No. 2 for its review of these revised tables.

13. Please revise to provide the "Projected Operating Budget at Stabilization" table, on page 36, in an easier to view format. Also revise to provide the "ActivCare at Bressi Ranch – Intended Return of Capital from Financing Transactions" and "ActivCare at Bressi Ranch – No Return of Capital from Financing Transactions" tables in an easier to view format if you intended to include them in the Offering Circular.

Response to Comment No.13

In response to the Staff's comment, the "Projected Operating Budget at Stabilization" table on pgs. 37-38, the "ActivCare at Bressi Ranch – Intended Return of Capital from Financing Transactions" table on pgs. 41-42, and the "ActivCare at Bressi Ranch – No Return of Capital from Financing Transactions" table on pgs. 43-44 have been provided in an easier to view format.

Management, page 51

14. Please advise us of the meaning and purpose of the page 54 statement that your "manager shall not have any liability whatsoever in respect of valuations provided to [it] by any reasonably qualified bank, dealer, broker or appraiser selected in good faith.

Response to Comment No. 14

The meaning and purpose of the indemnification of the manager for valuations provided by third parties is to provide the manager financial protection against any liability arising from inaccuracies in such valuations. The Company believes managers of limited liability companies should be permitted to rely on third party reports, including appraisals and valuations. Provided that the manager has acted in good faith in retaining the services of a reasonably qualified third party, the manager must be entitled to rely on the expertise of the third party and the resulting reports provided. The manager typically does not have the expertise of the third party and should not be held accountable for determining the reliability of the reports produced by the third party.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 59

15.   We partially reissue prior comment 65. Please revise to indicate whether you believe the price paid for the land purchase approximated market rates.

Response to Comment No. 15

In response to the Staff's comment, please see the Company's revised disclosure on pg. 66 of Amendment No. 2. The Company has enclosed the appraisal report prepared by Valuation and Information Group and referenced in the Company's revised disclosure as Exhibit B to this letter.

Material Federal Income Tax Consequences, page 68

16.   In the draft opinion letter you provide counsel states it is "of the opinion that the descriptions of the law and the legal conclusions contained in the Offering Circular...are correct in all material respects." We note similar statements in your Offering Circular. Please revise your opinion, and/or the disclosure, as applicable, to opine on the material tax consequences to investors and not the manner in which they are described in the offering circular.

Response to Comment No. 16

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 75-77 of Amendment No. 2., and the revised draft Tax Opinion Letter of counsel enclosed herewith as Exhibit C.

17.   Please revise your disclosure to provide an opinion covering each material tax consequence applicable to an investment in you. It is unclear, for example, why you are unable to conclude that you will be taxed as a partnership for income tax purposes.

Response to Comment No. 17

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 75-77 of Amendment No. 2. Additionally, the Company's counsel has revised the draft Tax Opinion Letter to include an opinion that the Company is taxed as a partnership for federal income tax

purposes.

Bressi Development LLC Financial Statements

Independent Auditors' Report, page F-9

18.   Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Response to Comment No. 18

In response to the Staff's comment, please see the Company's independent accountants' revised reports on pgs. F-2, F-10, F-11, F-21 and F-22 of Amendment No. 2.

Exhibits

Exhibit (10)(c)

19.   The consent provided by Valuation and Information Group indicates the conclusions reached in its reports "are subject to limiting conditions." With a view to disclosure, please advise us of these limiting conditions.

Response to Comment No. 19

In response to the Staff's comment, please see Exhibit D enclosed with this letter, which lists the limiting conditions contained in both the appraisal and market study, each prepared by Valuation and Information Group.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein and herewith, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

Enclosures

CC: W. Major Chance